Exhibit 12.1
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2016
and the year to date June 30, 2017

	Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2017
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,214	$1,224	$1,305	$1,311	$1,363	$686
Distributed income of equity investees	7	4	2	—	12	7
Interest expense, net of amounts capitalized	287	259	255	274	302	152
Interest component of rental expense	19	17	18	19	20	7
AFUDC - Debt funds	7	11	18	22	11	6
Earnings as defined	$1,534	$1,515	$1,598	$1,626	$1,708	$858
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$267	$240	$241	$264	$278	$141
Interest on affiliated loans	7	7	7	7	8	4
Interest on interim obligations	—	—	—	—	—	—
Amortization of debt discount, premium and expense, net	10	13	14	14	16	8
Other interest charges	9	10	11	11	10	5
Interest component of rental expense	19	17	18	19	20	7
Fixed charges as defined	$312	$287	$291	$315	$332	$165
RATIO OF EARNINGS TO FIXED CHARGES	4.91	5.27	5.49	5.16	5.14	5.20